BNY MELLON ULTRA SHORT INCOME FUND

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

BNY Mellon Ultra Short Income Fund (the "Fund") desires to offer multiple classes in accordance with Rule 18f-3, and the Fund's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.                   Class Designation:  Fund shares shall be divided into Class Z, Class D and Institutional shares.

2.                   Differences in Services:  The services offered to shareholders of each Class, as described in the Fund's prospectus or statement of additional information, shall be substantially the same, except that Checkwriting services, Automatic Asset Builder, Payroll Savings Plan, Government Direct Deposit, Dividend Sweep, Express Voice-Activated System, Auto-Exchange Privilege and Automatic Withdrawal Plan are not available for Institutional shares.

3.                   Differences in Distribution Arrangements:  Each Class of shares of the Fund shall be offered at net asset value, and shall not be subject to any front-end or contingent deferred sales charges.

Class Z shares of the Fund shall be offered only to shareholders of the Fund with accounts that existed on the date the Fund classified its shares as Class Z shares (November 15, 2013) and who purchase such shares directly through the Fund's Distributor for Fund accounts maintained with the Distributor.  In addition, certain broker-dealers and other financial institutions maintaining accounts with the Fund on such date may purchase Class Z shares on behalf of qualified or non-qualified employee benefit plans, including 401(k), 403(b)(7), Keogh, pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, sole proprietorships, non-profit entities, trade or labor unions, or state and local governments, and "wrap accounts" or similar programs.  Class Z shares of the Fund shall be subject to an annual shareholder services fee of up to .25% of the value of the Fund's average daily net assets attributable to Class Z shares to reimburse the Fund's Distributor for shareholder account service and maintenance expenses, pursuant to a Shareholder Services Plan.

Class D shares of the Fund shall be offered primarily to investors who are investing directly with the Fund through the Fund's Distributor or other entities that have entered into agreements with the Fund's Distributor to sell such shares.  Class D shares of the Fund shall be subject to a minimum initial investment of $100,000 and a minimum account balance of $50,000, except as otherwise provided in the Fund's prospectus.  Class D shares of the Fund shall be subject to an annual distribution and service fee of .25% of the value of the Fund's average daily net assets attributable to Class D shares, pursuant to a Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act.

Institutional shares of the Fund shall be offered only to institutional investors acting in a fiduciary, advisory, agency, custodial or similar capacity.  Institutional shares of the Fund shall be subject to a minimum initial investment of $10,000,000 and a minimum account balance of $50,000, except as otherwise provided in the Fund's prospectus.

4.                   Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Shareholder Services Plan and Service Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) Securities and Exchange Commission and Blue Sky registration fees incurred by a specific Class; (d) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (e) litigation or other legal expenses relating solely to a specific Class; (f) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (g) Board members' fees incurred as a result of issues relating to a specific Class.

5.                   Conversion Features:  No Class shall be subject to any automatic conversion feature.  Shares of one Class of the Fund may be converted into shares of another Class of the Fund, provided the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund.

6.                   Exchange Privileges:  Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by BNY Mellon Investment Adviser, Inc. or its affiliates as specified from time to time and, except for shares held through financial intermediary brokerage platforms, and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies as specified from time to time.

Dated as of:  November 15, 2013

Amended as of:  June 3, 2019